SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 001-14862

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐            No:  ☒

The following supplemental disclosures should be read in conjunction with the information presented under the sections entitled “Presentation of Financial and Other Information,” “Item 5: Operating and Financial Review and Prospects” and Braskem’s audited consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 included in Braskem’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission on June 10, 2011.

Following the approval of our acquisition of Quattor and its subsidiaries by CADE in February 2011, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal products and production processes. We now have four production business units and one distribution business unit, and report our results by five corresponding segments to reflect this organizational structure:

•

Basic Petrochemicals—This segment includes our production and sale of basic petrochemicals at the Northeastern Complex, the Southern Complex, the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers, including some producers owned or controlled by our company.

•	Polyolefins—This segment includes the production and sale of polyethylene and polypropylene by our company, excluding the operations Braskem America.

•	Vinyls—This segment includes our production and sale of PVC, caustic soda and EDC.

•	Foreign Business —This segment includes the operations of Braskem America, which consist of the production and sale of polypropylene in the United States.

•	Chemical Distribution—This segment includes the operations of QuantiQ. This segment distributes petrochemical products manufactured by our company and other domestic and international companies.

We will report the results of our segments giving effect to this new organizational structure for periods after December 31, 2010. As a result of this reorganization of our business activities and segments, the results of operations of our Basic Petrochemicals, Polyolefins and Foreign Business segments included in our interim financial statements for period ending during 2011 and our financial statements as of and for the year ending December 31, 2011 will not be comparable to the results of operations of the predecessors of these segments as reported under “Item 5: Operating and Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended December 31, 2010.

In order to assist investors in our company in comparing our results of operations for the year ended December 31, 2010 to the results of operations reported in our interim financial statements for period ending during 2011 and our financial statements as of and for the year ending December 31, 2011, we are providing the following supplemental information.

Prior to the adoption of our new organizational structure, the operations of Quattor, RioPol and Braskem Petroquímica (formerly Quattor Petroquímica), which consist of the production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex, our supply of utilities produced at these complexes to second generation producers, and the production and sale of polyethylene and polypropylene by the Quattor Companies, constituted a separate business unit of our company and was accounted for as a single segment, which we referred to as the Quattor segment. As a result of the adoption of our new organizational structure, (1) the operations of our Basic Petrochemicals Unit now include the production and sale of basic petrochemicals at the São Paulo Complex and the Rio de Janeiro Complex and our supply of utilities produced at these complexes to second generation producers and the results of operations of these activities are included in our Basic Petrochemicals segment, and (2) the operations of our Polyelofins Unit now include the production and sale of polyethylene and polypropylene by the Quattor Companies and the results of operations of these activities are included in our Polyolefins segment.

In addition, prior to the adoption of our new organizational structure, our Foreign Business segment was named the Braskem America segment.

Results of Operations for the Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS, as modified to give retrospective effect to our implementation of our new organizational structure.

As a result of our acquisition of control of Quattor, we have consolidated the results of Quattor and its subsidiaries into our financial statements as from May 1, 2010. As a result of our acquisition of control of Unipar Comercial, we consolidated the results of Unipar Comercial into our financial statements as from May 1, 2010 until its merger with QuantiQ on January 3, 2011. As a result of our acquisition of control of Polibutenos, we consolidated the results of Polibutenos into our financial statements as from May 1, 2010. On September 1, 2010, Polibutenos and Quattor Química merged with and into Quattor. We have included the results of the basic petrochemicals operations of Quattor and RioPol in our Basic Petrochemicals segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements, and we have included the results of the polyolefins operations of Quattor, Quattor Química (which has merged with and into Quattor), RioPol, Braskem Petroquímica and Polibutenos in our Polyolefins segment as from the date on which the respective financial statements of these companies have been consolidated into our financial statements.

As a result of our acquisition of Braskem America, we have fully consolidated the results of Braskem America and its subsidiaries into our financial statements as from April 1, 2010 included the results of Braskem America in our Foreign Business segment as from such date.

The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the following tables. Prior to May 2009, we produced caprolactam and related products. In May 2009, we temporarily closed our caprolactam plant. We are continuing to analyze our options regarding the resumption of caprolactam production based on our estimate of Brazilian demand for this product and our cost of production. Our revenue and expenses related to sales of caprolactam and related products are not included the financial information reported for our business segments and are included in reclassifications and eliminations in the tables below.

The following tables set forth the results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with IFRS, and reflected in our consolidated financial statements.

	Year Ended December 31, 2010
	Net sales revenue		Cost of sales and services rendered		Gross profit		Selling, general, administrative and distribution expenses		Equity in results of investees		Gain from business combinations		Other operating income (expense), net(1)		Operating profit
	(in millions of reais)

Basic Petrochemicals	R$	17,794.6	R$	(15,517.0)	R$	2,277.6	R$	(580.0)	R$	—	R$	—	R$	49.5	R$	1,648.1
Polyolefins		11,386.5		(9,880.8)		1,505.7		(645.3)		—		—		(20.1)		840.3
Vinyls		1,799.3		(1,605.9)		193.4		(141.0)		—		—		0.0		52.5
Foreign Business		1,697.8		(1,558.0)		139.8		(67.0)		—		—		(20.4)		52.4
Chemical Distribution		777.9		(658.5)		119.5		(87.1)		—		—		2.7		35.1

Total segments		33,456.2		(29,220.2)		4,236.0		(1,520.3)		—		—		(87.3)		2,628.4
Other segment(2)		548.2		(450.3)		97.9		(77.0)		—		—		(0.3)		20.6
Corporate unit(3)		—		—		—		(91.5)		20.3		975.3		(87.2)		816.8
Reclassifications and eliminations(4)		(8,509.6)		8,258.8		(250.9)		—		—		—		—		(250.9)

Consolidated	R$	25,494.8	R$	(21,411.8)	R$	4,083.0	R$	(1,688.9)	R$	20.3	R$	975.3	R$	(174.8)	R$	3,215.0

	Year Ended December 31, 2009
	Net sales revenue		Cost of sales and services rendered		Gross profit		Selling, general, administrative and distribution expenses		Equity in results of investees		Gain from business combinations		Other operating income (expense), net(1)		Operating profit
	(in millions of reais)

Basic Petrochemicals	R$	11,325.4	R$	(9,861.1)	R$	1,464.3	R$	(379.2)	R$	—	R$	—	R$	61.3	R$	1,146.3
Polyolefins		7,412.4		(6,674.8)		737.6		(583.7)		—		—		6.3		160.2
Vinyls		1,613.4		(1,580.6)		32.8		(153.8)		—		—		13.6		(107.4)
Chemical Distribution		567.2		(488.5)		78.7		(60.5)		—		—		1.3		19.5

Total segments		20,918.3		(18,604.9)		2,313.4		(1,177.3)		—		—		82.5		1,218.6
Other segment(2)		551.8		(491.2)		60.6		(60.5)		—		—		2.2		2.4
Corporate unit(3)		—		—		—		(10.2)		3.2		102.1		(144.1)		(49.0)
Reclassifications and eliminations(4)		(5,334.1)		5,566.4		232.3		—		—		—		—		232.3

Consolidated	R$	16,136.1	R$	(13,529.7)	R$	2,606.4	R$	(1,247.9)	R$	3.2	R$	102.1	R$	(59.4)	R$	1,404.3

(1)	Includes research and development.
(2)	Represents jointly-controlled companies accounted for under the proportional consolidation method (i.e., RPR, Propilsur and Polimerica) and Braskem ldesa S.A.P.I.
(3)	Represents expenses of Braskem that are not allocated to any particular segment.
(4)	Includes net sales revenue of R$59.7 million in 2010 and R$97.0 million in 2009 from sales of caprolactam and related products.

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth consolidated financial information for the years ended December 31, 2010 and 2009.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais)

Net sales revenue	R$	25,494.8	R$	16,136.1	58.0
Cost of sales and services rendered		(21,411.8)		(13,529.7)	58.3

Gross profit		4,083.0		2,606.4	56.7
Selling expenses		(383.5)		(298.8)	28.3
Distribution expenses		(335.5)		(300.7)	11.6
General and administrative expenses		(969.9)		(648.3)	49.6
Research and development expenses		(78.8)		(63.1)	24.9
Equity in results of investees		20.3		3.2	534.4
Business combination		975.3		102.1	855.2
Other operating (expenses) income, net		(96.0)		3.7	(2,694.6)

Operating profit before financial result		3,215.0		1,404.3	128.9
Financial expenses		(1,696.9)		685.4	(347.6)
Financial income		369.4		(331.3)	n.m

Profit before income tax and social contribution		1,887.4		1,758.4	7.3
Income tax and social contribution		2.0		(1,359.9)	n.m

Net income	R$	1,889.5	R$	398.5	374.2

n.m.: Not meaningful.

Net Sales Revenue

Net sales revenue increased by 58.0% during 2010, primarily as a result of (1) a 57.1% increase in net sales revenue of our Basic Petrochemicals segment, (2) a 53.6% increase in net sales revenue of our Polyolefins segment, and (3) our consolidation of the results of our Foreign Business segment as from April 1, 2010, which generated net sales revenue of R$1,697.8 million during the nine-month period ended December 31, 2010. Reclassifications and eliminations of net sales revenues of our segments in consolidation, primarily reflecting intercompany sales of basic petrochemicals by our Basic Petrochemicals segment to our other segments, increased by 59.5% during 2010.

Net Sales Revenue of Basic Petrochemicals Segment

Net sales revenue of the Basic Petrochemicals segment increased by 57.1% during 2010, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which generated net sales revenue of R$3,454.7 million during the eight-month period ended December 31, 2010, (2) a 22.4% increase in net sales revenue generated by sales of basic petrochemicals (which exclude condensate, fuels and utilities) to third parties by our legacy basic petrochemicals operations to R$5,549.7 million during 2010 from R$4,532.6 million during 2009, and (3) a 17.6% increase in net sales revenue generated by sales of basic petrochemicals to our other business units by our legacy basic petrochemicals operations to R$5,681.2 million during 2010 from R$4,830.6 million during 2009, principally as a result of the reclassification of sales by our legacy basic petrochemicals operations to Quattor and RioPol as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor.

Net sales revenue generated by sales of:

•	naphtha and condensate increased by 134.1% to R$1,966.2 million during 2010 from R$839.9 million in the corresponding period of 2009;

•

fuels increased by 58.3% to R$946.6 million during 2010 from R$598.1 million during 2009, primarily as a result of a 49.7% increase in net sales revenue generated by sales of automotive gasoline during 2010, and a 117.7% increase in net sales revenue generated by domestic sales of fuel products other than automotive gasoline during 2010; and

•

intermediates, primarily cumene, which we did not produce or sell prior to the acquisition of the Quattor Companies, was R$392.0 million during the eight-month period ended December 31, 2010 as a result of our consolidation of the results of Quattor as from May 1, 2010; and

•	utilities, including sales of utilities to our other segments, increased by 5.5% to R$551.3 million during 2010 from R$522.4 million during 2009.

The most significant factors contributing to the increase of net sales revenue generated by sales of basic petrochemicals to third parties by our legacy basic petrochemicals operations were:

•	a R$394.9 million, or 90.3%, increase in net sales revenue generated by sales of butadiene to third parties;

•	a R$328.6 million, or 22.0%, increase in net sales revenue generated by sales of BTX products to third parties; and

•	a R$150.4 million, or 17.9%, increase in net sales revenue generated by sales of propylene.

Sales volume of butadiene to third parties by our legacy base petrochemicals operations increased by 6.2% to approximately 250,400 tons during 2010 from approximately 235,800 tons during 2009. Domestic sales volume of butadiene to third parties increased by 16.6% during 2010, principally due to the recovery of demand of one of our butadiene customers that had a low operating rate during 2009 as a result of the slowdown in the automotive sector, while export sales volume of butadiene declined by 11.3% as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of butadiene increased primarily as a result of the 87.2% increase in the average North American contract market price of butadiene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the 13.5% average appreciation of the real against the U.S. dollar.

Sales volume of BTX products to third parties by our legacy basic petrochemicals operations increased by 2.6% to approximately 1,046,300 tons during 2010 from approximately 1,019,600 tons during 2009. The principal factor leading to the increase in net sales revenue generated by sales of BTX products to third parties by our legacy basic petrochemicals operations was the 32.8% increase in net sales revenue generated by sales of benzene to third parties. Domestic sales volume of benzene to third parties declined by 3.7% during 2010 and export sales volume of benzene increased by 8.9% during 2010. The average prices that we realized for sales of benzene increased primarily as a result of the 42.5% increase in the average North American spot market price of benzene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of propylene to third parties by our legacy basic petrochemicals operations declined by 13.7% to approximately 446,200 tons during 2010 from approximately 517,300 tons during 2009. Domestic sales volume of propylene to third parties declined by 21.9% to approximately 285,800 tons during 2010 from approximately 365,900 tons during 2009, principally due to the reclassification of sales of propylene by our Basic Petrochemicals segment to Quattor as intercompany sales as from May 1, 2010 as a result of our acquisition of Quattor. Export sales volume of propylene increased by 5.9% during 2010, principally due to (1) the increase in our surplus of polypropylene over our internal need for polypropylene to support our second-generation production as a result of (A) the ramping up of deliveries of propylene from REPLAN, to our Paulínia plant, and (B) the rectification of problems experienced in the supply of propylene by REFAP, to our polypropylene plants in the Southern Complex, and (2) the opportunities presented in the export markets as a result of increased margins available in the U.S. market, particularly during the first quarter of 2010. The average prices that we realized for sales of propylene increased primarily as a result of the 53.3% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, the effects of which were partially offset by the 18.6% average appreciation of the real against the euro.

Net Sales Revenue of Polyolefins Segment

Net sales revenue of the Polyolefins segment increased by 53.6% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which generated net sales revenue of R$3,009.0 million during the eight-month period ended December 31, 2010, (2) a 20.5% increase in net sales revenue generated by sales of polypropylene by our legacy polyolefins operations, (3) a 9.8% increase in net sales revenue generated by sales of polyethylene by our legacy polyolefins operations, and (4) a 68.3% increase in net sales revenue generated by sales of EVA by our legacy polyolefins operations, the effects of which were partially offset by a R$83.7 million decline in net sales revenue generated by sales of PET, which we no longer produce or sell.

Sales volume of polypropylene increased by 49.0% to approximately 1,300,800 tons, including approximately 421,700 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2010 from approximately 926,900 tons during 2009. Domestic sales volume of polypropylene by our legacy polyolefins operations increased by 9.7% during 2010, principally as a result of the growth of the durable goods sector and the increased use of polypropylene for applications in the disposable goods sector as a replacement for polystyrene. Export sales volume of polypropylene by our legacy polyolefins operations declined by 15.6% as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of polypropylene increased primarily as a result of the 24.1% increase in the average Southeast Asian spot market prices of polypropylene in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of polyethylene increased by 33.8% to approximately 2,237,000 tons, including approximately 552,600 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2010 from approximately 1,672,200 tons during 2009. Domestic sales volume of polyethylene by our legacy polyolefins operations increased by 10.0% during 2010, principally as a result of the recovery of certain sectors of the Brazilian economy that are significant consumers of resins, including the consumer goods and agricultural sectors. Export sales volume of polyethylene by our legacy polyolefins operations declined by 12.7% during 2010 as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of polyethylene increased primarily as a result of the 23.2%, 4.4% and 12.0% increases in the average North American contract prices in U.S. dollars, as reported by CMAI, of HDPE, LLDPE and LDPE, respectively, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EVA increased by 66.4% to approximately 78,400 tons, including approximately 10,600 tons sold by Quattor, RioPol and Braskem Petroquímica, during 2010 from approximately 47,700 tons during 2009, primarily as a result of our decision to change our product mix to increase the production of EVA during 2010 in order to benefit from the increased margins available with respect to this product. Domestic sales volume of EVA by our legacy polyolefins operations increased by 47.6% during 2010, principally as a result of the growth of the footwear sector, which uses EVA as a raw material. Export sales volume of EVA by our legacy polyolefins operations increased by 41.0%, principally as a result of the increased availability of this product for export. The average prices that we realized for sales of EVA increased primarily as a result of the 36.0% increase in the average Southeast Asian spot market prices of EVA in U.S. dollars, as reported by the International Chemical Information Services, or ICIS, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Vinyls Segment

Net sales revenue of the Vinyls segment increased by 11.5% during 2010, primarily as a result of a 16.4% increase in net sales revenue generated by sales of PVC and a 76.6% increase in net sales revenue generated by sales of EDC, the effects of which were partially offset by a 7.2% decline in net sales revenue generated by sales of caustic soda.

Sales volume of PVC increased by 1.5% to approximately 505,000 tons during 2010 from approximately 497,700 tons during 2009. Domestic sales volume of PVC increased by 10.4% during 2010, principally due to the recovery of the construction sector, which doubled its consumption of PVC in 2010 as compared to 2009. Export sales volume of PVC declined by 99.5% during 2010 as we redirected our sales to the domestic market in which we realize greater margins. The average prices that we realized for sales of PVC increased primarily as a result of the 23.4% increase in the average Northeast Asian spot market prices of PVC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Sales volume of EDC, which we do not sell in the domestic market, declined by 2.3% to approximately 89,200 tons during 2010 from approximately 91,300 tons during 2009. The average prices that we realized for sales of EDC increased primarily as a result of the 40.3% increase in the average Northeast Asian spot market prices of EDC in U.S. dollars, as reported by CMAI, the effects of which were partially offset by the average appreciation of the real against the U.S. dollar.

Net Sales Revenue of Foreign Business Segment

Net sales revenue of the Foreign Business segment was R$1,697.8 million in 2010, all of which was generated by Braskem America during the nine-month period ended December 31, 2010 following our consolidation of the results of Braskem America as from April 1, 2010. Sales volume of polypropylene was approximately 636,900 tons during the nine-month period ended December 31, 2010.

Net Sales Revenue of Chemical Distribution Segment

Net sales revenue of the Chemical Distribution segment increased by 37.2% during 2010, principally as a result of our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010, which increased the net sales revenue of this segment by R$205.4 million. Net sales revenue from sales of solvents increased by 78.9% during 2010, primarily as a result of (1) our consolidation of the results of Unipar Comercial in this segment as from May 1, 2010, which represented 40,600 tons of our solvents sales volume in 2010, and (2) the commencement of our distribution of methanol in January 2010, which represented 61,500 tons of our solvents sales volume in 2010, the effects of which were partially offset by a 64.6% decline in sales volume of synthetic solvents. Net sales revenue from sales of general purpose chemicals increased by 43.3% during 2010, primarily as a result of a 44.8% increase in the sales volume of general purpose chemicals to approximately 97,800 tons during 2010 from approximately 67,600 tons during 2009, driven primarily by a 80.1% increase in sales volume of blends. Net sales revenue from sales of polymers declined by 6.1% during 2010, primarily as a result of a 15.1% decline in the sales volume of polymers to approximately 40,400 tons during 2010 from approximately 47,300 tons during 2009.

Cost of Sales and Services Rendered and Gross Profit

Cost of sales and services rendered increased by 58.3% during 2010, primarily as a result of (1) a 57.4% increase in the cost of sales and services rendered of the Basic Petrochemicals segment, (2) a 48.0% increase in the cost of sales and services rendered of the Polyolefins segment, and (3) our consolidation of the results of our Foreign Business segment as from April 1, 2010, which recorded cost of sales and services rendered of R$1,558.0 million during the nine-month period ended December 31, 2010. Reclassifications and eliminations of cost of sales and services rendered of our segments in consolidation, primarily reflecting the costs of basic petrochemicals purchases by our Polyolefins and Vinyls segments from our Basic Petrochemicals segment, increased by 48.4% during 2010.

Consolidated gross profit increased by 56.7% during 2010. Gross margin (gross profit as a percentage of net sales revenue) declined to 16.0% during 2010 from 16.2% during 2009.

Cost of Sales and Services Rendered of Basic Petrochemicals Segment

Cost of sales and services rendered of the Basic Petrochemicals segment increased by 57.4% during 2010, primarily as a result of (1) our consolidation of the results of Quattor and RioPol as from May 1, 2010, the basic petrochemicals operations of which recorded cost of sales and services of R$2,989.6 million during the eight-month period ended December 31, 2010, (2) the effects of the 33.7% increase in the average Amsterdam-Rotterdam-Antwerp market price of naphtha in U.S. dollars during 2010, the effects of which were partially offset by the effects of the average appreciation of the real against the U.S. dollar, and (3) an increase in the total sales volume of our Basic Petrochemicals segment’s legacy basic petrochemicals operations during 2010. Naphtha and condensate accounted for 66.4% of the Basic Petrochemicals segment’s cost of sales and services rendered during 2010 and 71.5% during 2009.

Gross profit of the Basic Petrochemicals segment increased by 55.5% during 2010 and gross margin declined to 12.8% during 2010 from 12.9% during 2009.

Cost of Sales of Polyolefins Segment

Cost of sales of the Polyolefins segment increased by 48.0% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, the polyolefins operations of which recorded cost of sales and services of R$2,631.6 million during the eight-month period ended December 31, 2010, (2) the effects on our Polyolefins Unit’s average cost of ethylene of the 29.2% increase in the average Western Europe contract price of ethylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, (3) the effects on our Polyolefins Unit’s average cost of propylene of the 46.4% increase in the average Western Europe contract price of propylene in euros, as reported by CMAI, which were partially offset by the appreciation of the real against the euro, and (4) the effects of a 0.5% increase in the total sales volume of our Polyolefins segment’s legacy polyolefins operations. Gross profit of the Polyolefins segment increased by 104.1% during 2010, and gross margin increased to 13.2% during 2010 from 10.0% during 2009.

Cost of Sales of Vinyls Segment

Cost of sales of the Vinyls segment increased by 1.6% during 2010, primarily due to a 7.6% increase in the total sales volume of our Vinyls Unit, the effects of which were partially offset by a decline in the average cost of ethylene during the period in which we manufactured the products sold in 2010 compared to the period in which we manufactured the products sold in 2009. Gross profit of the Vinyls segment increased to R$193.4 million during 2010 from R$32.8 million during 2009, while gross margin increased to 10.8% during 2010 from 2.0% during 2009.

Cost of Sales of Foreign Business Segment

Cost of sales of the Foreign Business segment was R$1,558.0 million in 2010, all of which was generated by Braskem America during the nine-month period ended December 31, 2010 following our consolidation of the results of Braskem America as from April 1, 2010. Gross profit of the Foreign Business segment was R$139.8 million, and gross margin was 8.2% during 2010.

Cost of Sales of Chemical Distribution Segment

Cost of sales of the Chemical Distribution segment increased by 34.8% during 2010, primarily as a result of the 40.4% increase in sales volume of this segment. Gross profit of the Chemical Distribution segment increased by 51.8% during 2010, while gross margin increased to 15.4% during 2010 from 13.9% during 2009.

Selling Expenses

Selling expenses increased by 28.3% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our selling expenses by R$123.1 million, and (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our selling expenses by R$5.1 million. The effects of these increases was partially offset by a decline in selling expenses of our legacy operations as a result of our implementation of a program to increase the efficiency of our sales function including a reduction of our sales force. Selling expenses as a percentage of net sales revenue declined to 1.5% during 2010 from 1.9% during 2009.

Distribution Expenses

Distribution expenses increased by 11.6% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our distribution expenses by R$32.2 million, and (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our distribution expenses by R$3.4 million. Distribution expenses as a percentage of net sales revenue declined to 1.3% during 2010 from 1.9% during 2009.

General and Administrative Expenses

General and administrative expenses increased by 49.6% during 2010, primarily as a result of (1) our consolidation of the results of Quattor, RioPol and Braskem Petroquímica as from May 1, 2010, which increased our general and administrative expenses by R$149.1 million, (2) our consolidation of the results of Braskem America as from April 1, 2010, which increased our general and administrative expenses by R$54.2 million, (3) our legal, accounting, consulting and other expenses related to our acquisition of the Quattor Companies and Braskem America, and (4) expenses related to our development of our Ethylene XXI project. General and administrative expenses as a percentage of net sales revenue declined to 3.8% during 2010 from 4.0% during 2009.

Research and Development Expenses

Research and development expenses increased by 24.9% during 2010, primarily as a result of our consolidation of the results of Braskem America as from April 1, 2010, which operates the Braskem America Technology Center located in Pittsburgh, Pennsylvania. Research and development expenses as a percentage of net sales revenue declined to 0.3% during 2010 from 0.4% during 2009.

Equity in Results of Investees

Equity in results of investees increased to R$20.3 million in 2010 from R$3.2 million in 2009, primarily as a result of (1) a 107.8% increase in equity in the results of associated companies to R$21.2 million during 2010 from R$10.2 million during 2009, principally due to increased net income recorded by Cetrel and Borealis Brasil S.A., or Borealis, (2) equity in the results of subsidiaries and jointly controlled companies of R$3.4 million during 2010 compared to a loss of R$0.3 million during 2009, and (3) a 38.2% decline in goodwill amortization relating to the incremental fair value of the fixed assets of Braskem Petroquímica and Cetrel to R$4.2 million during 2010 from R$6.8 million during 2009.

Gain from Business Combinations

Gains from business combinations increased to R$975.3 million in 2010 from R$102.1 million in 2009. Gains from business combinations in 2010 consisted of a R$841.5 million bargain purchase gain related to our acquisition of Quattor, a R$126.1 million bargain purchase gain related to our acquisition of Braskem America and a R$7.7 million bargain purchase gain related to our acquisition of Unipar Comercial. Gains from business combinations in 2009 consisted of a bargain purchase gain related to our acquisition of Triunfo.

Other Operating Income (Expenses), Net

Other operating expenses, net was R$96.0 million during 2010, primarily consisting of:

•	a R$22.4 million write-off of obsolete raw materials;

•	a R$19.7 million write-off of discontinued projects;

•	a R$11.0 million provision for decommissioning of certain assets of Quattor;

•	R$14.0 million of mutual fees; and

•	a R$12.0 million write-off of advances to suppliers.

Other operating income, net was R$3.7 million during 2009.

Operating Income

As a result of the foregoing:

•

operating income of the Basic Petrochemical segment increased by 43.8% to R$1,648.1 million during 2010 from R$1,146.3 million during 2009, and the operating margin of the Basic Petrochemical segment declined to 9.3% during 2010 from 10.1% during 2009;

•

operating income of the Polyolefins segment increased to R$840.3 million during 2010 from R$160.2 million during 2009, and the operating margin of the Polyolefins segment increased to 7.4% during 2010 from 2.2% during 2009;

•

operating income of the Vinyls segment was R$52.5 million during 2010 compared to operating loss of R$107.4 million during 2009, and the operating margin of the Vinyls segment was 2.9% during 2010 compared to a negative operating margin of 6.7% during 2009;

•

operating income of the Foreign Business segment was R$52.4 million, reflecting our consolidation of the results of Braskem America as from April 1, 2010, and the operating margin of the Foreign Business segment was 3.1%; and

•

operating income of the Chemical Distribution segment increased by 80.0% to R$35.1 million during 2010 from R$19.5 million during 2009, and the operating margin of the Chemical Distribution segment increased to 4.5% during 2010 from 3.4% during 2009.

Operating income on a consolidated basis increased by 128.9% during 2010. As a percentage of net sales revenue, operating income increased to 12.6% during 2010 from 8.7% during 2009.

Financial Income (Expenses), Net

Financial expenses, net, was R$1,327.5 million during 2010 compared to financial income, net of R$354.1 million during 2009, primarily as a result of the effects of the real/U.S. dollar exchange rate on our U.S. dollar-denominated and U.S. dollar-indexed liabilities, and, to a lesser extent, a 39.7% increase in interest expenses, principally due to a R$2,586.3 million increase in the average amount of our consolidated indebtedness during 2010 compared to 2009, which resulted in an increase of R$254.0 million in interest expenses.

As a result of the 4.3% appreciation of the real against the U.S. dollar during 2010, we recorded:

•	a gain of R$464.6 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•	a loss of R$12.1 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

As a result of the 25.5% appreciation of the real against the U.S. dollar during 2009, we recorded:

•	a gain of R$2,922.9 million related to the exchange rate effect on our U.S. dollar-denominated liabilities; and

•	a loss of R$687.1 million related to the exchange rate effect on our U.S. dollar-denominated and U.S. dollar-indexed assets.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% during 2010 and 2009. Income tax and social contribution was a benefit of R$2.0 million during 2010 compared to an expense of R$1,359.9 million during 2009.

The effective tax rate applicable to our operating income was negative 0.1% during 2010, primarily as a result of (1) the IFRS effects on the business combination adjustments, which reduced our effective tax rate by 17.6% because the bargain purchase gain is not taxed, and (2) the tax effects of the acquisition of Quattor, which had significant tax loss carryforwards, which reduced our effective tax rate by 15.0%, due to the valuation allowance reversal.

The effective tax rate applicable to our operating income was 77.3% during 2009, primarily as a result of (1) the effect of income tax and social contribution credits on loss carryforwards used to pay other taxes, which increased our effective tax rate by 28.6%, and (2) the effects of social contribution due in previous years that were included in the tax debt installment program, which increased our effective tax rate by 19.5%.

Net Income

We recorded net income of R$1,889.5 million during 2010, or 7.4% of net sales revenue, compared to net income of R$398.5 million, or 2.5% of net sales revenue, during 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2011

BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade
Name: Marcela Aparecida Drehmer Andrade
Title: Chief Financial Officer